Disclosure Related to Item 77k – Changes In Registrant’s Certifying Accountant

Ernst & Young LLP was previously the principal accountants for the Needham Growth Fund, Needham Aggressive Growth Fund and Needham Small Cap Growth Fund, each a portfolio of The Needham Funds, Inc. (collectively, the “Portfolios”). On November 23, 2011, Ernst & Young LLP was dismissed and KPMG LLP was engaged as principal accountants. The decision to change accountants was approved by the audit committee of The Needham Funds, Inc.

During the fiscal years ended December 31, 2010 and 2009, there were no: (1) disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of Ernst & Young LLP on the financial statements of The Needham Funds, Inc. as of and for the years ended December 31, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

A letter from Ernst & Young LLP is attached as an Exhibit to this Form N-SAR.